801 East 86th Avenue
Merrillville, IN 46410
July 12, 2010
Andrew Mew
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	NiSource Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-16189
Dear Mr. Mew:
     NiSource Inc., a Delaware corporation (“we”, “our”, “NiSource” or the “Company”), submits herewith our response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced filing contained in its letter to Mr. Robert C. Skaggs of NiSource dated June 29, 2010 (the “Comment Letter”).
     As requested in the Comment Letter, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     For the convenience of reference, Staff’s comments are set forth in bold below followed by our response.

Andrew Mew
Accounting Branch Chief
July 12, 2010

Goodwill, page 44
1.	Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill. Please refer to Item 303 of Regulation S-K and Section V of our Interpretative Release No. 33-8350. For example, identify the reporting unit at which you test goodwill for impairment. In addition, you should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should disclose:
•	Percentage by which the fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible if the valuation model assumes recovery from a business downturn within a defined period of time; and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
     Response:
Our most recent goodwill impairment test was performed as of June 30, 2009, which is our annual test date. The fair value of each reporting unit substantially exceeded the carrying value. We believe that the results of our annual impairment test as of June 30, 2010 will yield similar results. In the 2009 NiSource 10-K, there were detailed qualitative and quantitative goodwill disclosures in footnote 6 of the notes to the financial statements and, given our facts and circumstances, we believe that the disclosures in our Critical Accounting Policies were appropriate.

However, we acknowledge the Staff’s comment and in future filings beginning with our 10-Q for the quarterly period ended June 30, 2010, we will 1) disclose that the carrying values substantially exceed the fair values of each reporting unit, based on the valuation model and key assumptions used in the test and 2) make reference to the disclosures contained in the notes to the financial statements in the Critical Accounting Policies section.
Regulatory Matters, page 99
2.	Please distinguish for us the amounts recorded for unrecognized pension benefits and other postretirement benefit costs, and other postretirement costs. Further, explain to us how each asset meets the recognition criteria under FASB ASC 980-340-25-1.

Andrew Mew
Accounting Branch Chief
July 12, 2010

Response:
Unrecognized Pension Benefits and Other Postretirement Benefit Costs
Pursuant to the provisions of FASB Accounting Standards Codification 980, Regulated Operations (ASC 980), certain regulated entities of the Company have recognized a regulatory asset for unrecognized pension benefit and other postretirement benefit costs totaling $980.7 million which is comprised of $840.7 million of pension costs and $139.9 million of other post retirement benefit costs that would otherwise be charged to AOCI in accordance with ASC 715 because it is probable that future revenue in an amount equal to these specific deferred costs will be recovered in rates in future periods. In accordance with ASC 980-340-25-1, these unrecognized pension benefits and OPEB costs represent incurred costs that would otherwise be charged to expense, as the amounts in AOCI will be amortized to expense in future periods, and it is probable that future revenue in an amount at least equal to the regulatory assets will result from the inclusion of these employee benefit costs as allowable costs for ratemaking purposes and that this revenue will be provided to permit recovery of these previously incurred costs. Specifically, each of these regulated entities either has a regulatory order that specifically allows for recovery of employee benefit plan costs accrued under FASB Statement No. 87, Employers’ Accounting for Pensions, and FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions in rates, or regulatory precedent that allows for the deferral and subsequent recovery of unrecognized pension benefits and other postretirement benefit (OPEB) costs in excess of those amounts currently recovered in rates. The Company’s regulated entities have historically collected amounts recorded for unrecognized pension benefits and OPEB costs in rates and no negative evidence exists that such regulatory treatment would change related to the amounts that would be recorded in AOCI under ASC 715.
Other Postretirement Costs
Other postretirement costs of $101.8 million are primarily comprised of the transition obligation that was recorded with the adoption of ASC 715 (FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits other than Pensions (SFAS No. 106) and ASC 712 (FASB Statement No. 112, Employers’ Accounting for Postemployment Benefits (SFAS No. 112) and certain pension and OPEB costs.
Pursuant to the provisions of FASB Accounting Standards Codification 980, Regulated Operations (ASC 980), certain regulatory entities of the Company have recognized a regulatory asset because it is probable that these specific deferred costs will be recovered in rates in future periods through the inclusion of these amounts as allowable costs for ratemaking purposes. Each of the criteria specified in ASC 980-715-25-5 to record the difference between ASC 715 costs and OPEB costs included in rates as a regulatory asset were met by each of the regulated entities that recorded a regulatory asset. Each of these regulated entities either has a regulatory order that specifically allows for the deferral of these postretirement costs or regulatory precedent that allows for the deferral and subsequent recovery of these costs in excess of those amounts currently recovered in rates. The Company’s regulated entities have historically collected the amounts recorded for other postretirement costs and no negative evidence exists that such regulatory treatment would change.

Andrew Mew
Accounting Branch Chief
July 12, 2010

3. Please explain to us and disclose the nature of “post-in service carrying charges.”
Response:
Post-in service carrying charges (PISCC) are recorded as a regulatory asset at the Company’s Columbia of Ohio (COH) gas distribution subsidiary. These charges represent carrying costs on eligible property, plant and equipment (PP&E). They are authorized by regulatory orders issued by the Public Utility Commission of Ohio which allow COH to capitalize a carrying charge on eligible PP&E from the time that PP&E is placed into utility service by COH until recovery of the PP&E is included in customer rates, which generally occurs when COH files its next rate proceeding following the in-service date of the PP&E. The PISCC rate was calculated annually based on the Company’s cost of capital required to finance these PP&E investments, which represents an incurred cost that would otherwise be included in expense, in accordance with ASC 980. The PISCC rate does not include an equity return component and compounding is not allowed. The PISCC deferred as a regulatory asset prior to the last rate proceeding is currently being recovered in customer rates.
We will include the following disclosure in future filings:
Post-in service carrying charges (PISCC) are recorded as a regulatory asset by Columbia of Ohio as authorized by regulatory orders issued by the Public Utility Commission of Ohio. As such, Columbia of Ohio is allowed to capitalize a carrying charge on eligible property, plant and equipment (PP&E) from the time that PP&E is placed into utility service by Columbia of Ohio until recovery of the PP&E is included in customer rates, which generally occurs when Columbia of Ohio files its next rate proceeding following the in-service date of the PP&E.
Pension and Other Postretirement Benefits, page 116
4.	Please explain to us how you determined your long-term expected return assumption on plan assets of 8.75% and concluded that the rate used is reasonable. Please be detailed in your analysis and include a summary for us by asset class of your actual long-term returns for the life of such assets. Please tell us whether you used a geometric or arithmetic mean to compute your expected long-term return. Contrast your returns with benchmarks for similar asset classes. See FASB ASC 715-30-35-47.
Response:
NiSource utilizes a building block approach with proper consideration of diversification and rebalancing in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed income are analyzed to ensure that they are consistent with the widely accepted capital market principle that assets with higher volatility generate greater return over the long

Andrew Mew
Accounting Branch Chief
July 12, 2010

run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. Peer data and historical returns are reviewed to check for reasonability and appropriateness.
In determining the long-term expected return assumption on plan assets, NiSource reviews both the actual long term returns of its net assets and forward looking estimated long term returns of various asset classes used in the Company’s investment strategy (See tables of actual and projected asset returns below). The Company uses a geometric mean to compute the expected long-term return. This data provided a range of historical and expected returns between 8.39% and 9.65%, which is a reasonable basis for the Company’s use of an assumed long-term rate of annual return of 8.75%.
The following three tables include the actual and projected data that NiSource reviewed in determining its long term expected return assumption on plan assets of 8.75%. The fourth table provides the “summary by asset class of NiSource’s actual long-term returns for the life of such assets, contrasting those returns with benchmarks for similar asset classes”, as the last part of this request.
1)	The actual long-term investment return of the NiSource Master Retirement Trust, net of fees, since 1990 was as follows:

Year	Annual Return
2009	27.77%
2008	-30.30%
2007	10.50%
2006	13.80%
2005	7.60%
2004	11.70%
2003	28.20%
2002	-9.10%
2001	0.53%
2000	2.75%
1999	16.33%
1998	8.94%
1997	15.98%
1996	12.41%
1995	23.58%
1994	-2.62%
1993	15.27%
1992	8.51%
1991	24.63%
1990	-0.70%
The geometric average of the calendar year annual returns over the 20 year time horizon was 8.39%.
2) Forward Looking Return Estimates by Asset Class
This table contains the LCG Associates forward looking estimated long-term returns of various asset classes as of September 30, 2009. The asset classes used in this analysis mirror those actually utilized in the Company’s master trust. The table also contains the calculation of a forward looking weighted-average return for the pension fund, using target investment allocations for these asset classes:

Andrew Mew
Accounting Branch Chief
July 12, 2010

			LCG Assoc.
	LCG Assoc.		Expected
	Expected	Portfolio	Weighted
Asset Class	Annual Return	Weight	Annual Return
US Equities LC-Growth (R1000-Growth)	10.00%	9.00%	0.90%
US Equities LC-Value (R1000-Value)	10.50%	14.00%	1.47%
US Equities SC-Value (R2000-Value)	12.00%	9.00%	1.08%
US Equities SC-Growth (R2000-Growth)	11.50%	13.00%	1.50%
Non-US Equities (MSCI EAFE US Dollars)	10.00%	10.00%	1.00%
MSCI Emerging Mkts. w/back fill (US $)	13.00%	5.00%	0.65%
US Fixed Income (LB Agg) w/back fill	6.00%	20.00%	1.20%
US Fixed Income (ML High Yield) w/bkfill	7.00%	5.00%	0.35%
Non-US Fixed Income (Citigroup Non-US)	6.50%	5.00%	0.33%
Hedge Fund of Funds	9.00%	3.00%	0.27%
Private Equity	13.00%	7.00%	0.91%
Total Portfolio		100.00%	9.65%
The weighted average forward-looking annual return is 9.65%.
3) 25 Year Historical Returns through September 30, 2009
This table contains the 25-year geometric annual average returns for indices of various asset classes as of September 30, 2009. Please note that indices for hedge funds and private equity do not have a 25-year history, so averages since inception were used for those asset classes. The table also uses these 25-year annual indices averages to calculate a weighted average hypothetical return for the pension fund, using target investment allocations for these asset classes:

		25 Year		25 Yr. Hypothetical
		Historical	Portfolio Weight	Weighted
		Annual Return	Of Index In	Annual Return
Since	Asset Class	Of Index	Pension Plan	Of Pension Fund

	US Equities LC-Growth (R1000-Growth)	9.51%	9.00%	0.86%
	US Equities LC-Value (R1000-Value)	10.84%	14.00%	1.52%
	US Equities SC-Value (R2000-Value)	10.85%	9.00%	0.98%
	US Equities SC-Growth (R2000-Growth)	6.59%	13.00%	0.86%
	Non-US Equities (MSCI EAFE US Dollars)	9.92%	15.00%	1.49%
	US Fixed Income (Barclays Agg)	8.36%	30.00%	2.51%
1990	Hedge Fund of Funds (Since 1990)*	8.21%	3.00%	0.25%
1986	Private Equity (2Q86-2Q09)**	12.56%	7.00%	0.88%
	Total Portfolio		100.00%	9.33%

*	Index does not have 25 Year performance

**	Index does not have 25 Year performance and is as of June 30, 2009

Andrew Mew
Accounting Branch Chief
July 12, 2010

The hypothetical weighted average 25-year indices geometric average of the calendar year annual returns was 9.33%.
4)	Comparison of NiSource Actual Asset Returns to Benchmark Returns for Similar Asset Classes
The following is a summary of the actual, net of fees, annualized investment return for each major asset class since 1990 (or since the inception of that asset class in the pension fund if more recent than 1990) through December 31, 2009. The summary also includes the annualized investment return for a benchmark index for each major asset class since 1990 (or since the inception of that asset class in the pension fund if more recent than 1990) through December 31, 2009. International equities were added to the pension fund in 1992 and alternative investments were added in September 2000. Due to the diverse nature of the strategies used by alternative investment managers, no single benchmark is used for that asset class, so none is provided in the summary. We expect the alternatives asset class to outperform public equities, so a simple benchmark comparison would be to the US equities benchmark of the S&P 500 index.

		Asset Class		Benchmark
Since	Asset Class	Annual Return	Benchmark	Annual Return

1990	US Equities	8.6%	S&P500 Index	8.2%
1990	Fixed Income	7.2%	Barclays Aggr. Bond Index	7.0%
1992	Non-US Equities	10.6%	MSCI EAFE (US Dollars)	6.6%
2000	Alternatives	2.7%
The annual returns listed in the table above are geometric averages of calendar year annual returns.
Common Stock, page 124
5.	Please disclose the amount of retained earnings restricted or free of restrictions. See rule 4-08(e) of Regulation S-X.
Response:
All of NiSource’s retained earnings at December 31, 2009 are free of restrictions. We will continue to monitor for any restrictions and disclose the amount of restricted retained earnings, if any, in future filings.
Item 9A. Controls and Procedures, page 155
6.	You state that your management including your Chief Executive Officer and Principal Financial Officer evaluated your disclosure controls and procedures. However, your principal executive and financial officers only concluded that your disclosures controls and procedures were effective to enable you to record, process, summarize and report information required to be included in the

Andrew Mew
Accounting Branch Chief
July 12, 2010

reports that you file or submit under the Exchange Act with the time period required. Please also state whether these same officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to its management, including its chief executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Response:
We acknowledge your comments and will ensure that our Controls and Procedures disclosures in future filings are supplemented to include the following text:
  “Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by NiSource in the reports that it files or submits under the Exchange Act is accumulated and communicated to NiSource’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”
* * * * *
     The Company will send a copy of this response to you by overnight delivery. Please direct any further questions or comments you may have regarding this filing to me at (614) 460-4904.

Very truly yours,

/s/ Jon Veurink Jon Veurink
Chief Accounting Officer
NiSource Inc.

cc:	Robert C. Skaggs
Stephen P. Smith
Carrie J. Hightman
Robert E. Smith